1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	November 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC October 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Nov. 10, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for October 2022: On a consolidated basis, revenue for October 2022 was approximately NT$210.27 billion, an increase of 1.0 percent from September 2022 and an increase of 56.3 percent from October 2021. Revenue for January through October 2022 totaled NT$1,848.63 billion, an increase of 44.0 percent compared to the same period in 2021.

TSMC October Revenue Report (Consolidated):

(Unit:NT$ million)
Period	October 2022	September 2022	M-o-M Increase (Decrease) %	October 2021	Y-o-Y Increase (Decrease) %	January to October 2022	January to October 2021	Y-o-Y Increase (Decrease) %
Net Revenue	210,266	208,248	1.0	134,539	56.3	1,848,625	1,283,765	44.0

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for October 2022 (“Current Month”).

Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Oct.	Net Revenue	210,265,633	134,539,477
	Jan. ~ Oct.	Net Revenue	1,848,625,057	1,283,765,208

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Outstanding amount

	TSMC China*		84,058,583	42,571,500
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)
	Guarantor		Limit of guarantee	Outstanding amount

	TSMC*		684,493,577	2,678,054
	TSMC**			241,372,500
	TSMC***			258,507,357
	TSMC Japan Ltd.****		310,729	287,628

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not applying hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	96,459,247
	Mark to Market of Outstanding Contracts	1,470,419
	Cumulative Unrealized Profit/Loss	1,961,610
Expired Contracts	Cumulative Notional Amount	967,031,370
	Cumulative Realized Profit/Loss	585,076
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	21,766,401
	Mark to Market of Outstanding Contracts	(554,334)
	Cumulative Unrealized Profit/Loss	(529,376)
Expired Contracts	Cumulative Notional Amount	250,456,360
	Cumulative Realized Profit/Loss	(3,219,785)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	6,697,537
	Mark to Market of Outstanding Contracts	77,059
	Cumulative Unrealized Profit/Loss	88,483
Expired Contracts	Cumulative Notional Amount	89,117,128
	Cumulative Realized Profit/Loss	17,088
Equity price linked product (Y/N)		N

(2) Derivatives applying hedge accounting.
‧TSMC Global
		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,539,239
	Mark to Market of Outstanding Contracts	114,512
	Cumulative Unrealized Profit/Loss	113,466
Expired Contracts	Cumulative Notional Amount	11,476,458
	Cumulative Realized Profit/Loss	187,686
Equity price linked product (Y/N)		N
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-

Expired Contracts	Cumulative Notional Amount	2,980,430
	Cumulative Realized Profit/Loss	22,422
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	(24,270)
Expired Contracts	Cumulative Notional Amount	27,877,770
	Cumulative Realized Profit/Loss	1,380,966
Equity price linked product (Y/N)		N